

November 30, 2010

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

  Re: **Suntech Power Holdings Co., Ltd.**
      Form 20-F for the Fiscal Year Ended December 31, 2009
      Filed May 11, 2010
      File No. 001-32689

Dear Ms. Zhang:

  We have reviewed your response letter dated October 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F as of December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 48

B. Liquidity and Capital Resources, page 70

Trend of credit terms allowed to customers, page 72

1. We note your response to prior comment 2. Based on your response it appears that as of September 30, 2010 you have an outstanding balance from the GSF investee companies of Eur 43.8 million. Please provide us with an update as to the status of the collection of the remaining receivables, including whether the contractor has completed the delayed work.

Consolidated Financial Statements, page F-1

Note 7. Accounts Receivable and Other Receivables, page F-26

2.   We note your response to prior comments 2, 4 and 7. It appears that your evaluation of the collectability of amounts from the GSF investee companies in concluding it was appropriate to recognize revenue in March and April of 2009 relied significantly on the project financing agreement. However, based on your response, we note that as of March 31, 2009, the term sheet for the project financing had not been completed, the documentation of the project financing had not been completed, no signed commitments from any of the banks had been received, the financing facility had not been signed and conditions precedent in the financing facility had not been fully established nor met. In light of these factors, it is not clear to us how management was able to conclude in the first quarter of 2009 that collectability was reasonably assured and that revenue should be recognized. Please explain to us in more detail how management considered the above factors in concluding that collectability was reasonably assured and that revenue recognition was appropriate.

3.   Further to the above, you state in your response to prior comment 2 that at the end of the first quarter of 2009, project due diligence had been "substantially completed" by the banks proposed to lend to the investee companies of GSF. Separately, in your response to prior comment 7, you discuss the reports reviewed before entering into the sales agreement with the GSF investee companies. Based on your response, such reports included legal, financial, insurance and technical due diligence reports. Please expand your response to prior comment 2 to explain what you mean by the statement that project due diligence had been substantially completed. Reconcile the statement that project due diligence was substantially completed at the end of the first quarter of 2009 with your statements in response to prior comment 7 that you reviewed the legal, financial, insurance and technical due diligence reports prior to entering into the sales arrangement with the GSF investee companies.

4.   You state in your response to prior comment 2 that as of the end of the first quarter of 2010, the conditions precedent in the original facility agreement appeared to have been met. You further state that in August 2010, the new condition precedent was satisfied. However, we note from the top of page 4 of your response that the first draw down of the project financing facility represented only a small portion of the total amounts. In discussing the second draw down, you refer to delays experienced by the contractor. Please explain to us why the GSF investee companies were not able to draw down the full amounts upon the satisfaction of the remaining condition in August 2010. Based on your response, it appears that additional construction related conditions were still required to be met in order to draw down additional amounts. Please clarify what, if any, conditions must be met in order for the GSF investees to draw down on remaining amounts in the project financing facility. For example, discuss if the project financing agreement contains project milestones that must be met before a drawdown can occur.

5.   We note in the final paragraph of your response to prior comment 2 that you refer to GSF waiting for a second drawdown of the project financing facility. You also state that GSF expects to receive the drawdown within a few weeks. Please clarify for us the parties to the loan agreement. Reconcile the references here to GSF to your references elsewhere that refer to the investee companies obtaining the financing.

6.   We note your response to prior comment 5. However, your response appears to address only the new condition precedent that was added in the second quarter of 2010. Please expand your prior response to address how you considered other "conditions precedent" in the financing arrangement in concluding recognition of revenue in March and April 2009 was appropriate. To the extent that such conditions had not been established at the time revenue was recognized, explain how you considered the likelihood that any project financing agreement would include such conditions precedent.

7.   We note from your response to prior comment 3 that in connection with the 2010 sales to GSF investee companies, you concluded that collectability could not be reasonably assured until the financing is actually obtained by the investee companies. Please explain to us why you concluded that it was appropriate to recognize revenue before the financing is actually obtained in connection with the 2009 GSF investee company sales but have concluded differently in connection with the 2010 GSF investee company sales. We note your statement that the 2010 GSF Sales and Project Financing Transactions include a condition that the investee companies of GSF will only pay you when they receive financing from the relevant bank lenders. Please tell us if the 2009 GSF Sales and Project Financing Transactions included a similar provision.

8.   Further to the above, we note from your response to prior comment 7 that in concluding that collectability of amounts from the GSF investee companies was reasonably assured, you also considered the fact that the GSF investee companies had positive net equity and working capital and that GSF had committed to increase its equity contributions in such entities. Please address the following:

- Quantify for us the net equity and working capital for each of the Energetica Wing and SV SRL.

- Discuss how you considered the ability of Energetica Wing and SV SRL to pay for the shipments in 2009 should they not receive the project financing.

- Explain how you evaluated the ability and intent of GSF to provide additional financing. In this regard, it appears based on Note 12 that the majority of cash GSF would have to make such additional financing would be derived from investments by Suntech. As appropriate, explain why you concluded it was appropriate to rely on funds the investee companies may receive by virtue of your investment in GSF to conclude that collectability of amounts would be reasonably assured.

Note 12. Investments in Affiliates, page F-29

9.   We note your response to prior comment 9. Please address the following:

- Tell us the dates that Mr. Javier Romero was a non-executive representative and sales agent of Suntech.

- Explain the primary functions of Mr. Romero's activities while he was a non-executive representative and sales agent of Suntech.

- Explain the primary functions of Mr. Romero's activities as the general partner of GSF.

- Revise future filings to clearly disclose the prior relationship with the general partner of GSF.

10.   Please explain to us how you are accounting for the investment in GSF, including your calculation of the equity in (loss) earnings of affiliates, considers the guidance in paragraphs 323-10-35-7 through 323-10-35-12 of the FASB Accounting Standards Codification.

Note 17. Convertible Notes, page F-33

11.   We note the proposed disclosures you provided in response to prior comment 12. Please revise future filings to also disclose the estimated interest rates used in the discount rate adjustment present value technique.

Note 28. Commitments and Contingencies, page F-50

12.   We note your response to prior comment 13 whereby you state that you are providing a guarantee to an investee company of GSF. Please explain to us how this guarantee has impacted or could impact your evaluation of whether sales to this investee company meet the collectability criteria.

13.   Further to the above, please explain to us why it was necessary for you to guarantee the debt. In this regard, we note that as security for your obligations under the guarantee, you received a pledge of Euro560 million in German government bonds from GSF Capital Pte Ltd. Clarify for us if GSF Capital Pte Ltd. currently holds the bonds that were pledged. Also, describe to us the substantive business reasons why you are providing the guarantee rather than GSF.

14.   Please tell us the fair value of the debt guarantee as reflected in your most recent balance sheet. In this regard, please also revise future filings to disclose the fair value of the related party guarantee.

15.   We note your response to prior comments 13 and 14. Please confirm that you will provide similar disclosures to those provided in your responses in your 2010 Form 20-F as appropriate.

You may contact Lynn Dicker, Staff Accountant, at 202-551-3616 or Martin James, Senior Assistant Chief Accountant at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief